Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

20 January 2017

PRIMA BIOMED COMMENCES RANDOMISED PHASE IIb CLINICAL TRIAL

FOR IMP321 IN BREAST CANCER

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”) today announced the first patient has been dosed as part of the enlarged randomised phase of its AIPAC Phase IIb clinical trial for IMP321 in metastatic breast cancer.

The randomised phase of AIPAC (Active Immunotherapy PAClitaxel) will see half of the 226 patients receiving paclitaxel plus a placebo and half receiving paclitaxel in conjunction with IMP321. This follows the Dose Escalation Committee approval of the 30 mg dosage level for IMP321 and commencement of the randomised study on December 30, 2016.

Prima’s Chief Medical Officer, Dr Frédéric Triebel, said: “We are pleased to have dosed the first patient in the randomised and double-blind Phase of the AIPAC trial. Following positive interim data released in December and the 30mg dosage approval, we are now focused on screening and enrolment of the enlarged patient cohort across our European centres.”

About IMP321

IMP321, a first-in-class Antigen Presenting Cell (APC) activator based on the immune checkpoint target LAG-3, represents one of the first proposed active immunotherapy drugs in which the patient’s own immune system is harnessed to respond to tumour antigenic debris created by chemotherapy. As an APC activator IMP321 boosts the network of dendritic cells in the body that can respond to tumour antigens for a better anti-tumour CD8 T cell response.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321 is a soluble LAG-3Ig fusion protein and an APC activator boosting T cell responses. IMP321 is currently in a

Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). Additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by Prima’s large pharmaceutical partners. Prima is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Prima BioMed is listed on the Australian Securities Exchange and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com

Prima BioMed Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au    ABN: 90 009 237 889